UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PHENOMEX INC.

(Name of Subject Company (issuer))

BIRD MERGERSUB CORPORATION

(Offeror)

a wholly owned subsidiary of

BRUKER CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Common stock, $0.00005 par value per share

(Title of Class of Securities)

084310101

(CUSIP Number of Class of Securities)

J. Brent Alldredge

Senior Vice President, General Counsel and Corporate Secretary

Bruker Corporation

40 Manning Road

Billerica, MA 01821

Telephone: (978) 663-3660

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Laurie A. Cerveny

Robert W. Dickey

Bryan S. Keighery

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Telephone: (617) 341-7700

Fax: (617) 341-7701

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Bird Mergersub Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Bruker Corporation, a Delaware corporation (“Bruker”), for all of the outstanding shares of common stock of PhenomeX Inc., a Delaware corporation (“PhenomeX”), pursuant to the Agreement and Plan of Merger, dated as of August 17, 2023 (the “Merger Agreement”), by and among PhenomeX, Purchaser and Bruker.

In connection with the proposed acquisition of PhenomeX, Bruker will cause Purchaser to commence a tender offer for all of the outstanding shares of common stock, par value $0.00005 per share of PhenomeX. The tender offer has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Bruker and Purchaser will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of PhenomeX will only be made pursuant to the tender offer materials that PhenomeX and Purchaser intend to file with the SEC. At the time the tender offer is commenced, PhenomeX and Purchaser will file tender offer materials on Schedule TO, and PhenomeX will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the tender offer.

Additional Information about the Transaction and Where to Find It

The tender offer described in this filing has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Bruker and Purchaser will file a tender offer statement on Schedule TO with the SEC, and PhenomeX will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC.

Investors and PhenomeX security holders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) that will be filed by Bruker and Purchaser with the SEC and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by PhenomeX with the SEC, in their entirety when they become available, because they will contain important information, including the terms and conditions of the offer.

Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov or from the information agent that will be named in the tender offer materials. In addition, a copy of the tender offer statement and other related documents filed with or furnished to the SEC by Bruker or Purchaser may be obtained free of charge on Bruker’s website at ir.bruker.com, and a copy of the solicitation/recommendation statement and other related documents filed with or furnished to the SEC may be obtained free of charge on PhenomeX’s website at investors.phenomex.com.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking statements” regarding the potential acquisition of PhenomeX.

All statements, other than statements of historical facts, including statements concerning Bruker’s plans, objectives, goals, beliefs, strategy and strategic objectives, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “potential” “predict,” “project,” “seek,” “should,” “strategy,” “target,” or “will” or the negatives of these terms or variations of them or similar terminology.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties include, but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement entered into in accordance with the proposed transaction; uncertainty as to the percentage of PhenomeX stockholders that will support the proposed transaction and tender their shares in the offer; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PhenomeX’s common stock; and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PhenomeX to retain and hire key personnel and to maintain relationships with customers, vendors, employees, stockholders and other business partners and on its operating results and business generally.

A further list and descriptions of these risks, uncertainties and other factors can be found in Bruker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including in the section captioned “Item 1A. Risk Factors,” and in Bruker’s subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC. Copies of these filings are available online at www.sec.gov or ir.bruker.com.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Press Release issued on August 17, 2023.